UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. )*

Cerevel Therapeutics Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

15678U 128

(CUSIP Number)

Alexander Rakitin

Perceptive Advisors LLC

51 Astor Place, 10th Floor

New York, NY 10003

(646) 205-5340

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 11, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240 13d-7 for other parties to whom copies are to be sent.

1

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*

information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes’).

CUSIP No. 15678U 128	13D	Page 2 of 8 Pages

1.	Names of Reporting Persons Perceptive Advisors LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,088,385
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,088,385

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,088,385
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 6.4%(1)
14.	Type of Reporting Person (See Instructions) IA

(1)	Calculated based on 156,656,668 shares of Common Stock outstanding as of February 10, 2023 as reported on the Issuer’s Form 10-K, filed on February 22, 2023.

CUSIP No. 15678U 128	13D	Page 3 of 8 Pages

1.	Names of Reporting Persons Joseph Edelman
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,088,385
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,088,385

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,088,385
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 6.4%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Calculated based on 156,656,668 shares of Common Stock outstanding as of February 10, 2023 as reported on the Issuer’s Form 10-K, filed on February 22, 2023.

CUSIP No. 15678U 128	13D	Page 4 of 8 Pages

1.	Names of Reporting Persons Perceptive Life Sciences Master Fund, Ltd.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,918,068
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,918,068

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,918,068
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 6.3%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Calculated based on 156,656,668 shares of Common Stock outstanding as of February 10, 2023 as reported on the Issuer’s Form 10-K, filed on February 22, 2023.

CUSIP No. 15678U 128	13D	Page 5 of 8 Pages

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of common stock, $0.0001 par value per share (“Common Stock”), of Cerevel Therapeutics, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 222 Jacobs Street, Suite 200, Cambridge, MA 02141.

Item 2.	Identity and Background

(a)

This Schedule 13D is being filed by Perceptive Advisors LLC (“Perceptive Advisors”), Joseph Edelman (“Mr. Edelman”), and Perceptive Life Sciences Master Fund, Ltd. (the “Master Fund,” and together with Perceptive Advisors and Mr. Edelman, each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”). Perceptive Advisors serves as the investment advisor to the Master Fund, and Mr. Edelman is the managing member of Perceptive Advisors. The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit 1.

(b)	The address of the principal business office of each of the Reporting Persons is 51 Astor Place, 10th Floor, New York, NY 10003.

(c)

The principal business of Perceptive Advisors is managing funds in connection with purchasing, holding and selling securities for investment purposes. The principal business of the Master Fund is to invest in securities. The principal occupation of Mr. Edelman is as the managing member of Perceptive Advisors.

(d)

During the last five years, none of the Reporting Persons, nor to the Reporting Persons’ knowledge, any of the persons listed in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons, nor to the Reporting Persons’ knowledge, any of the persons listed in Schedule A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Perceptive Advisors is a Delaware limited liability company. Mr. Edelman is a United States citizen. The Master Fund is a Cayman Islands corporation.

Schedule A attached hereto sets forth the information regarding the directors of the Master Fund.

Item 3.	Source and Amount of Funds or Other Consideration

At the Closing Date (as defined below) of the business combination (the “Business Combination”) between ARYA Sciences Acquisition Corp II, a Cayman Islands exempted company, and the Issuer’s predecessor company, pursuant to the terms of the Business Combination Agreement, dated as of July 29, 2020 (as amended, the “Business Combination Agreement”), by and among ARYA, Cassidy Merger Sub 1, Inc., a Delaware corporation (“Cassidy Merger Sub”), and Cerevel Therapeutics, Inc., a Delaware corporation, the Master Fund acquired 3,000,000 shares at a purchase price of an aggregate of $30 million. The Master Fund acquired 3,511,727 shares in the open market for an aggregate purchase price of $83,504,526. The shares of Common Stock received in the Distribution (as defined below) were the result of the Master Fund’s and the Co-Investment Fund’s (as defined below) investment in the Sponsor (as defined below). The source of the funds for the acquisition of the Common Stock reported on this Schedule 13D was working capital of the Master Fund and the Co-Investment Fund.

Item 4.	Purpose of Transaction.

In connection with and pursuant to a liquidating distribution by ARYA Sciences Holdings II (the “Sponsor”) on April 11, 2023 (the “Sponsor Distribution”), the Master Fund received 3,406,341 shares of Common Stock and Perceptive SP(A), L.P. (the “Co-Investment Fund”) received 851,585 shares of Common Stock. In connection with and pursuant to a distribution by the Co-Investment Fund of all of the shares of Common Stock it received in the Sponsor Distribution (the “Co-Invest Distribution” and together with the Sponsor Distribution, the “Distributions”), which immediately followed the Sponsor Distribution, Mr. Edelman received 170,317 shares of Common Stock, which are held by C2 Life Sciences LLC.

CUSIP No. 15678U 128	13D	Page 6 of 8 Pages

Each Reporting Person expects to continuously review such person’s investment in the Issuer and, depending on various factors including, but not limited to, the price of the shares of Common Stock, the terms and conditions of the transaction, prevailing market conditions and such other considerations as such Reporting Person deems relevant, may at any time or from time to time, and subject to any required regulatory approvals, acquire additional shares of Common Stock, preferred stock or other securities convertible into or exercisable or exchangeable for Common Stock from time to time on the open market, in privately-negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Common Stock.

Each Reporting Person also may, at any time, subject to compliance with applicable securities laws and regulatory requirements dispose or distribute some or all of its of his Common Stock or such other securities as it or he owns or may subsequently acquire depending on various factors, including, but not limited to, the price of the shares, the terms and conditions of the transaction and prevailing market conditions, as well as the liquidity and diversification objectives.

Each Reporting Person may from time to time discuss with the Issuer’s management, directors, other shareholders and others, the Issuer’s performance, business, strategic direction, capital structure, product development program, prospects and management, as well as various ways of maximizing stockholder value, which may or may not include extraordinary transactions. Perceptive Advisors is currently engaging in preliminary discussions with the Issuer and certain third parties about a potential strategic transaction, although there is no assurance that any transaction will materialize.

Except as reported herein, other than as noted above, no Reporting Person, as a stockholder of the Issuer, has any plans or proposals that relates or would result in any of the transactions or other matters specified in clauses (a) though (j) of Item 4 of Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

The information set forth below in Item 6 of this Schedule 13D is incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer

(a)

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 156,656,668 shares of Common Stock outstanding as of February 10, 2023, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 22, 2023.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.

(c)

Except as otherwise disclosed herein, including with respect to the Distributions as described in Item 4 of this Schedule 13D, the Reporting Persons have not effected any transactions in the Issuer’s securities in the past 60 days.

(d)

No person other than the Reporting Persons disclosed in this Schedule 13D is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Amended and Restated Registration and Shareholder Rights Agreement

On October 27, 2020, the closing date (the “Closing Date”) of the Business Combination, the Master Fund entered into an Amended and Restated Registration and Shareholder Rights Agreement (the “Registration and Shareholder Rights Agreement”) with the Issuer and certain other stockholders of the Issuer.

CUSIP No. 15678U 128	13D	Page 7 of 8 Pages

Board Representation

As mutually agreed by the Issuer and the Sponsor pursuant to the Business Combination Agreement, Doug Giordano was nominated to serve on, and currently is a member of, the Issuer’s board of directors. Following his appointment to the Issuer’s board of directors, Mr. Giordano joined Perceptive and is currently a Managing Director of Perceptive Advisors.

Registration Rights

The Registration and Shareholder Rights Agreement provides the following registration rights:

•

Demand registration rights. At any time after the Closing Date, the Issuer will be required, upon the written request of the Master Fund, Pfizer, Inc. or BC Perception Holdings, LP (collectively, the “Sponsor Holders”), to file a registration statement and use reasonable best efforts to effect the registration of all or part of their registrable securities. The Issuer is not obligated to effect any demand registration if a demand registration or piggyback registration was declared effective or an underwritten shelf takedown was consummated within the preceding 90-day period.

•

Shelf registration rights. At any time after the Closing Date, the Issuer will be required, upon the written request of any Sponsor Holder, to file a shelf registration statement pursuant to Rule 415 of the Securities Act of 1933, as amended (the “Securities Act”), and use reasonable best efforts to effect the registration of all or a portion of their registrable securities. The Master Fund and the Sponsor were deemed to have given such a request as of the date of the Registration and Shareholder Rights Agreement with respect to all their registrable securities. Promptly upon receipt of a shelf registration request, the Issuer is required to deliver a written notice to all other Sponsor Holders and shall offer each such Sponsor Holder the opportunity to include its registrable securities in such shelf registration statement. At any time the Issuer has an effective shelf registration statement with respect to a Sponsor Holder’s registrable securities, such Sponsor Holder is permitted make a written request to effect a public offering, including pursuant to an underwritten shelf takedown, provided that the Issuer is not obliged to effect any underwritten shelf takedown if a demand registration or piggyback registration was declared effective or an underwritten shelf takedown was consummated within the preceding 90-day period.

•

Piggyback registration rights. At any time after the Closing Date, if the Issuer proposes to file a registration statement to register any of its equity securities under the Securities Act or to conduct a public offering, either for its own account or for the account of any other person, subject to certain exceptions, the Sponsor Holders are entitled to include their registrable securities in such registration statement.

•

Expenses and indemnification. All fees, costs and expenses of underwritten registrations will be borne by the Issuer and underwriting discounts and selling commissions will be borne by the holders of the shares being registered. The Registration and Shareholder Rights Agreement contains customary cross-indemnification provisions, under which the Issuer is obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and holders of registrable securities are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.

Preemptive Rights

Under the Registration and Shareholder Rights Agreement, in the event that the Issuer proposes to issue any capital stock, subject to certain customary exceptions (“New Securities”), each Sponsor Holder has the right to purchase, in lieu of the person to whom the Issuer proposed to issue such New Securities, its pro rata proportion of such New Securities. Such preemptive rights will terminate on the earlier to occur of the seventh anniversary of the Closing and, in the case of the Sponsor and the Master Fund, the date on which the Sponsor and the Master Fund in the aggregate beneficially own less than 80% of the amount of securities they held at the closing of the Business Combination.

References to and the description of the Registration and Shareholder Rights Agreement set forth above in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the Registration and Shareholder Rights Agreement, which is attached hereto as Exhibit 2 and incorporated by reference herein.

CUSIP No. 15678U 128	13D	Page 8 of 8 Pages

Item 7.	Material to be Filed as Exhibits

Exhibit 1 - Joint Filing Agreement

Exhibit 2 - Amended and Restated Registration and Shareholder Rights Agreement, by and between Cerevel Therapeutics Holdings, Inc. and the stockholders party thereto, dated October 27, 2020 (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 2, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2023

PERCEPTIVE ADVISORS LLC

By:	/s/ Joseph Edelman
Name:	Joseph Edelman
Title:	Managing Member

/s/ Joseph Edelman
JOSEPH EDELMAN

PERCEPTIVE LIFE SCIENCES MASTER FUND, LTD.

By: Perceptive Advisors LLC

By:	/s/ Joseph Edelman
Name:	Joseph Edelman
Title:	Managing Member

Schedule A

The following sets forth the name, address, principal occupation, citizenship and beneficial ownership of the shares of Common Stock (to the extent not pursuant to Item 5(a)) of each director of the Master Fund (to the extent not set forth in Item 2).

Master Fund
Name and Citizenship	Position	Principal Business Address	Beneficial Ownership of Shares of Common Stock
Scott Dakers (United Kingdom)	Director	c/o Elian Fiduciary Services (Cayman) Limited 190 Elgin Avenue, George Town Grand Cayman KY1-9007 Cayman Islands	None

Ernest A. Morrison (United Kingdom)	Director	Cox Hallett Wilkinson Milner House 18 Parliament Street P.O. Box HM 1561 Hamilton HM FX Bermuda	None

James Nicholas (United States)	Director	c/o GenesisPoint LLC 30 Old Kings Highway S Darien, CT 06820	None